MARCHEX, INC.

520 Pike Street, Suite 2000

Seattle, WA 98101

November 18, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Re:	Marchex, Inc.

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-249952 (the “Registration Statement”)

Dear Mr. Lamparski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, a request is hereby made on behalf of Marchex, Inc. (the “Company”) that acceleration of the effective date of the above-captioned Registration Statement be granted by the Securities and Exchange Commission (the “Commission”) in order that the Registration Statement shall become effective at 4:00 p.m. (eastern time) on November 20, 2020 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael Arends
Name:	Michael Arends
Title:	Chief Financial Officer and Co-CEO